UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 29, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk lowers sales and operating profit outlook for 2025

Bagsværd, Denmark, 29 July 2025 – Novo Nordisk today announced sales and operating profit growth at constant exchange rates (CER) for the first six months of 2025 and updated full-year sales and operating profit outlook at CER.

In the first six months of 2025, Novo Nordisk’s sales increased by 18% and operating profit increased by 29%, both at CER. Sales growth in the first six months of 2025 was positively impacted by gross-to-net sales adjustments related to prior years, including an adjustment related to the 340B provision of around DKK 3 billion in the second quarter of 2025. Operating profit growth is positively impacted by the ocedurenone impairment in the second quarter of 2024, partially countered by impacts related to the acquisition of the three Catalent manufacturing sites.

Profit and loss	Second quarter 2025	First six months 2025
Sales growth (CER)	18%	18%
Operating profit growth (EBIT) (CER)	40%	29%
Diluted earnings per share (in DKK)	5.96	12.49

Novo Nordisk has updated the full-year outlook for 2025, with sales growth now expected to be 8-14% and operating profit growth expected to be 10-16%, both at CER. Sales and operating profit growth reported in Danish kroner is now expected to be 4 and 7 percentage points lower than at CER, respectively, primarily due to depreciation of the USD/DKK exchange rate1.

Outlook 2025 (CER)	Expectations 29 July	Expectations 7 May
Sales growth	8-14%	13-21%
Operating profit growth (EBIT)	10-16%	16-24%

1 Based on exchange rates of 23 July 2025 with e.g. a USD/DKK spot rate of 635. Full currency overview to be released as part of Novo Nordisk’s full disclosure of the financial results on 6 August 2025

The lowered sales outlook for 2025 is driven by lower growth expectations for the second half of 2025. This is related to lower growth expectations for Wegovy® in the US obesity market, lower growth expectations for Ozempic® in the US GLP-1 diabetes market, as well as lower-than- expected penetration for Wegovy® in select IO markets.

For Wegovy® in the US, the sales outlook reflects the persistent use of compounded GLP-1s, slower-than-expected market expansion and competition.

Despite the expiry of the FDA grace period for mass compounding on 22 May 2025, Novo Nordisk market research shows that unsafe and unlawful mass compounding has continued, and that multiple entities continue to market and sell compounded GLP-1s under the false guise of ‘personalisation’. Novo Nordisk is pursuing multiple strategies, including litigation, to protect patients from knockoff ‘semaglutide’ drugs. Novo Nordisk is deeply concerned that, without aggressive intervention by federal and state regulators and law enforcement, patients will continue to be exposed to the significant risks posed by knockoff ‘semaglutide’ drugs made with illicit or inauthentic foreign active pharmaceutical ingredients.

As unsafe and unlawful mass compounding continues, the Wegovy® penetration within the cash channel has been lower-than-expected. Within this channel, NovoCare® Pharmacy was launched in March 2025. Wegovy® prescriptions via NovoCare® Pharmacy (including TeleHealth collaborations) amount to around 11,000 total weekly prescriptions, in addition to around 20,000 weekly prescriptions in the retail cash channel. Novo Nordisk will continue to invest in the expansion of direct-to-patient initiatives such as NovoCare® Pharmacy and further collaborations with telehealth organisations.

Within the insured channel, despite the initiation of new commercial activities of Wegovy® in the first half of 2025, the sales outlook also reflects lower-than-expected penetration for Wegovy®, mainly due to slower market expansion and competition. Novo Nordisk continues to engage in additional commercial initiatives and expects a regulatory decision around the Wegovy® MASH indication during the second half of 2025. Moreover, Novo Nordisk continues to expect a positive contribution from changes to the CVS national template formulary effective 1 July 2025, where Wegovy® is now the only GLP-1 medicine covered for obesity.

For Ozempic®, the updated outlook is negatively impacted by competition in the US. Novo Nordisk continues to invest in commercial activities and label updates towards driving further market penetration of Ozempic®.

Finally, while IO Wegovy® sales are growing at high rates and launches are progressing, the sales outlook reflects lower-than-expected penetration for Wegovy® in select IO markets due to slower market expansion and competition. With around 1 billion people living with obesity globally and only a few million on treatment, the outlook reflects a continued global rollout of Wegovy® to more markets.

The updated expectation for operating profit growth reflects the lower sales growth outlook, partially countered by reduced spending. A negative mid-single-digit operating profit growth impact related to the acquisition of the three former Catalent manufacturing sites remains included in the guidance.

Novo Nordisk now expects financial items (net) for 2025 to amount to a gain of around DKK 3 billion. This is mainly driven by expected gains on hedged currencies, primarily the US dollar, partially offset by interest expenses related to funding of the debt-financed Catalent transaction.

Finally, the free cash flow is now expected to be DKK 35-45 billion, reflecting the lower-than- planned expected sales growth, mainly driven by lower volume growth of GLP-1-based treatments in the US and related cash flow implications amplified by the US gross-to-net system.

Novo Nordisk’s full disclosure of the financial results for the first six months of 2025 will be published on 6 August 2025, where more information will be available.

The above expectations are based on additional assumptions, including assumptions described on pages 14 and 15 of the Financial report for the first three months of 2025 (Company Announcement No 14/2025).

The forward-looking statements on page 23 in the Financial report for the first three months of 2025 (Company Announcement No 14/2025) also apply to this company announcement.

Conference call

Novo Nordisk will host a conference call for investors at 14.30 CEST on 29 July 2025, corresponding to 8.30 am EST. For more information on how to listen, please visit the investor section of novonordisk.com.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 77,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Frederik Taylor Pitter (US)
+45 3077 6414	+1 609 613 0568
mxun@novonordisk.com	fptr@novonordisk.com

Publication of inside information pursuant to Market Abuse Regulation, Article 17

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 18 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 29, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer